2779 Highway 24 Lawler, Iowa 52154 Telephone (563) 238-5555 Fax (563) 238-5557 www.homelandenergysolutions.com
October 1, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Mail Stop 7010
Attn: Rufus Decker
Accounting Branch Chief

RE:	Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the period ended June 30, 2009 Form 8-K filed on July 30, 2009 File No. 000-53202
Dear Mr. Decker:
Homeland Energy Solutions, LLC (the “Company”) is in receipt of your letter dated September 11, 2009, providing comments to the filings referenced above. We reviewed your comments and the purpose of this letter is to provide the Company’s responses to your comments. In order to facilitate your review of the responses, set forth below are each of your comments in chronological order immediately followed by the responses. It is our understanding that actual amendments of the previously-filed reports mentioned in your letter are not required. Rather, our responses reflect how we would revise those specific disclosures if we were to amend the previously-filed reports, and are reflective of how similar disclosures will be made in future reports.
FORM 10-K. FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.
Please provide us with the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated August 11, 2009. These acknowledgements should be provided in writing by the company’s management.

RESPONSE: A written acknowledgement by the Company’s management is included at the end of this letter.
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009
Unaudited Financial Statements
Statement of Operations, page 4

2.
We note your response to comment 20 from our letter dated August 11, 2009. Please revise the caption of your revenue line item to reflect that your revenues are reported net of commissions and shipping costs.

RESPONSE: Please see the revised Statement of Operations below, with the caption of the revenue line item reflecting that revenues are reported net of shipping costs. However, revenues are not reported net of commissions. Commissions are reflected in Cost of Goods Sold.
Homeland Energy Solutions, LLC
Statements of Operations (Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended 6/30/09	Ended 6/30/08	Ended 6/30/09	Ended 6/30/08

REVENUE, NET OF SHIPPING COSTS	$39,562,718	$—	$39,562,718	$—

COSTS OF GOODS SOLD	38,133,578	—	38,133,578	—

GROSS PROFIT	1,429,140	—	1,429,140	—

OPERATING EXPENSES
Start-up costs	—	—	70,733	—
Asset impairment	—	—	480,875	—
Professional expenses	63,530	11,288	202,697	155,243

Filings fees/permits	5,015	(9,192)	7,675	—

Insurance	121,200	—	121,200	—
Office expense	12,983	3,217	43,406	5,435
Depreciation	1,264	950	15,337	1,899
Amortization	90,111	—	90,111	—
Rent	—	1,221	—	2,635
Utilities	8,649	1,673	17,567	3,709

Wages & benefits	(148,042)	13,404	302,274	21,552

Miscellaneous expense	(4,511)	(2,087)	14,861	10,279

TOTAL OPERATING EXPENSES	150,199	20,474	1,366,736	200,752

OPERATING INCOME (LOSS)	1,278,941	(20,474)	62,404	(200,752)

OTHER INCOME (EXPENSE)
Interest expense	(594,198)	—	(594,198)	—
Interest income	61,591	155,349	139,148	514,806
Grant income	300,000	—	300,000	—

	(232,607)	155,349	(155,050)	514,806

Net income (loss)	$1,046,334	$134,875	$(92,646)	$314,054

Basic & diluted net income (loss) per unit	$11.44	$1.47	$(1.01)	$3.43

Weighted average of units outstanding for the calculation of basic & diluted net income per unit	91,445	91,445	91,445	91,445

See Notes to Unaudited Financial Statements.

3.
Please revise your statement of operations to separately state any individually material components of operating expenses for each period presented. For example, asset impairments for the six months ended June 30, 2009 were $481,000 or nearly 35% of total operating expenses.

RESPONSE: Please see the revised statement of operations above reflecting any individually material components of operating expenses for each period presented.
Note 1 — Nature of Business and Significant Accounting Policies, page 6
4.
Please revise your accounting policy concerning the estimated useful lives of your property and equipment to indicate the useful lives range for each category of property and equipment. To the extent that the range of useful lives is very broad, please consider breaking down the buildings and equipment line items into smaller and more meaningful components and separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

RESPONSE: Please see our revised accounting policy below concerning the estimated useful lives of our property and equipment to indicate the useful life range for each category of property and equipment.
Property and Equipment: The Company incurred site selection and plan development costs on the proposed site that were capitalized. Significant additions, betterments and costs to acquire land options are capitalized, while expenditures for maintenance and repairs are charged to operations when incurred. Property and equipment are stated at cost. The Company uses the straight-line method of computing depreciation over estimated useful lives as follows:

Land Improvements	20-40 years
Buildings	10-40 years
Equipment	5-40 years
Land improvements relate to two general categories: road infrastructure and general sitework. Road infrastructure relates to the excavating and paving of surface roads with a useful live of 20 years and the sitework includes such things as the well system and earthmoving and has useful lives of 40 years. Buildings relate to three general categories: grain handling, process and administrative buildings. The categories have useful lives of 10-15 years, 20 years and 40 years, respectively

Equipment relates to three general categories: mechanical equipment, rail handling equipment and administrative and maintenance equipment. Mechanical equipment generally relates to equipment for handling inventories and the production of ethanol and related products, with useful lives of 15 to 20 years, including boilers, cooling towers, grain bins, centrifuges, conveyors, fermentation tanks, pumps and drying equipment. Rail handling equipment relates to railroad track, with a useful life of 40 years. Administrative and maintenance equipment is equipment with useful lives of 5 to 15 years, including vehicles, computer systems, security equipment, testing devices and shop equipment.
5.
We note your revised disclosures on page 7 in response to comment 12 from our letter dated August 11, 2009. Please revise your filing to clarify that the remaining $230,875 that is capitalized as of June 30, 2009 represents the value of rail system and engineering costs for assets that are currently in use at the plant and are not specifically related to the coal gasification project.

RESPONSE: Please see our revised accounting policy below concerning long-lived assets, which has been revised to clarify that the remaining $230,875 that is capitalized as of June 30, 2009, represents the value of rail system and engineering costs for assets that are currently in use at the plant and are not specifically related to the coal gasification project.
Long-Lived Assets: In accordance with Financial Accounting Standard Board (FASB) Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
The Company impaired an asset associated with the coal gasification project by $230,875 due to the long term nature and uncertainty of the project. The remaining $230,875 has been capitalized as part of the plant’s infrastructure as these costs relate to the design of the Company’s rail system and engineering expenses that are currently in use at the plant and are not specifically related to the coal gasification project. The remaining $230,875 will be amortized over the estimated useful life of the asset, or approximately 3 years.
The Company entered into a change order during the original construction of the plant to change the design from one large thermal oxidizer stack to two smaller thermal oxidizer stacks. The unused larger stack was deemed impaired by approximately $250,000 due to construction materials used to make the stack dropped in value. The estimated fair market value of this asset is $250,000, for which management intends to sell on the open market should another ethanol plant under construction require the same materials, and is listed on the Balance Sheet as “Assets held for sale.”
The total loss on asset impairments for the period ending June 30, 2009 is $480,875 and is included in operating expense.

6.
We note your revised disclosures in response to comment 6 from our letter dated August 11, 2009. Please revise your accounting policy concerning intangible assets to more clearly explain what utility rights intangible assets are and how you determined that a useful life of 15 years was an appropriate amortization period for these assets.

RESPONSE: Please see our revised accounting policy below concerning intangible assets which clarifies what utility rights utility rights intangible assets are and how we determined that a useful life of 15 years was an appropriate amortization period for these assets.
Intangible Assets: Intangible assets consist of loan fees and utility rights. Utility rights consists of payments to electric and natural gas companies for the construction of electric and gas lines to the facility but the Company retains no ownership rights to the assets. The loan fees are amortized over the term of the loan and utility rights are amortized over 15 years or the anticipated useful life utilizing the straight-line method. The useful life was determined in part by the length of service agreements the Company has with the utility companies as well as normal usage of such infrastructure. Amortization for the next five years is estimated as follows:

	Loan Fees	Utility Rights	Total
2009	$88,461	120,174	208,635
2010	176,923	240,348	417,271
2011	176,923	240,348	417,271
2012	176,923	182,631	359,554
2013	176,923	163,392	340,315
Thereafter	58,975	1,511,427	1,570,402

Total	$855,128	2,621,712	3,476,840

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Expense, page 24
7.
We note your response to comment 23 from our letter dated August 11, 2009. It appears from your disclosures that your operating expenses include salaries and benefits not only from those employees subject to the Management Services Agreement with Golden Grain but also from additional employees. Please revise your filing in future periods to provide greater context to your changes in salaries and benefit costs by quantifying the changes in total headcount as well as average salaries between periods.

RESPONSE: In future filings, we will revise our disclosure to give greater context for material changes in our salaries and benefits costs by including discussion of changes in the total number of employees, as well as information regarding the number of employees that are subject to the Management Services Agreement with Golden Grain Energy, LLC and those that are not.

Liquidity and Capital Resources, page 25
8.
We note your response to comments 21 and 22 from our letter dated August 11, 2009. You disclose on page 25 that you expect operations to generate adequate cash flows to maintain operations and meet your obligations for the next 12 months following your quarter ended June 30, 2009. However, on pages 24 and 27, you make references to having sufficient working capital and the ability to maintain compliance with your debt covenants through December 31, 2009. Please revise your filing to clarify whether you expect operations to generate adequate cash flows to maintain operations, meet your obligations, and maintain compliance with your debt covenants for the next 12 months following the date of your most recent interim financial statements. If you do not believe you will be able to meet your obligations and maintain compliance with your debt covenants, please revise to discuss any alternative sources of liquidity that may be available to you in the event your debt is declared in default and payment becomes immediately payable (or address the implications arising from the lack of any alternative sources of liquidity).

RESPONSE: As of the date of our 10-Q for the quarter ended June 30, 2009, and as of the date of this response, we expect operations to generate adequate cash flows to maintain operations, meet our obligations, and maintain compliance with our debt covenants for the 12 months following June 30, 2009. We will continue to evaluate our expectations in each periodic report, and will discuss any material changes that may affect our expectations going forward. If, after such evaluation, we do not believe that we will be able to maintain operations, meet our obligations, or maintain compliance with our debt covenants for the next 12 months following the date of our most recent interim financial statements, we will discuss any alternative sources of liquidity that may be available in the event our debt is declared in default, or will address the implications arising from the lack of any alternative sources of liquidity.
In connection with the Homeland Energy Solutions, LLC’s (the “Company”) responses to the comments contained in the letters dated August 11, 2009, and September 11, 2009, from the United States Securities and Exchange Commission (the “Commission”); the Company’s management hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Homeland Energy Solutions, LLC
By:	/s/ Walter W. Wendland
Walter W. Wendland
President and Chief Executive Officer